                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DIGITEC 2000, INC.
                               ------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                    ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    25387T106
                                    ---------
                                 (CUSIP Number)

                     FRANK C. MAGLIATO, DIGITEC 2000, INC.
           8 WEST 38TH STREET, 5TH FLOOR, NEW YORK, NEW YORK  10018
                                (212)  944-2829
             -------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                March 31, 1998
                                --------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

-----------------------
  CUSIP NO. 25387T106           SCHEDULE 13D
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Premiere Communications, Inc.
      Premiere Technologies, Inc.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 5    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

      [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Premiere Communications, Inc.--Florida
      Premiere Technologies, Inc.--Georgia

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                          SOLE VOTING POWER
                     7
     NUMBER OF            587,302 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             587,302 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      587,302 shares of Common Stock

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
      [_]

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

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.53%* of Common Stock

*Based on 6,878,298 shares outstanding as of March 31, 1998, as was represented by the Issuer in connection with the purchase of shares by the Reporting Person.

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      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

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ITEM 1.  SECURITY AND ISSUER.
         -------------------

          This statement (this "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of DigiTEC 2000, Inc. (the "Issuer"), with its principal executive offices located at 8 West 38th Street, 5th Floor, New York, New York 10018.



ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

          (a)(b)(c) This Statement is filed on behalf of Premiere Technologies, Inc. ("Technologies"), a Georgia corporation, and its wholly owned subsidiary, Premiere Communications, Inc. ("Communications"), a Florida corporation (together the "Reporting Persons"), both with principal executive offices at 3399 Peachtree Road, N.E., Lenox Building, Suite 600, Atlanta, Georgia 30326.

          (d)(e) Neither of the foregoing companies have, during the last five years, been convicted in a criminal proceeding or have been a party to a civil proceeding of a judicial or administrative body and, as a result, subject to any type of sanction under federal or state securities law.

          (f) Citizenship: Communications is a Florida corporation; Technologies is a Georgia corporation.

       -------------------------------

       (a)(b)(c) The executive officers and directors of the Reporting Persons are as follows:

       Boland T. Jones is the Chief Executive Officer and Chairman of the Board of Technologies, and Chief Executive Officer and a Director of Communications. His business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 600, Atlanta, Georgia 30326.

       Jeffrey A. Allred is an Executive Vice President and a Director of Communications, and Executive Vice President of Strategic Development of Technologies. His business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 600, Atlanta, Georgia 30326.

       Patrick G. Jones is Senior Vice President and a Director of Communications, and Senior Vice President of Technologies. His business address is 3399 Peachtree Road, N.E. Lenox Building, Suite 600, Atlanta, Georgia 30326.

       Roy B. Andersen, Jr. is President and Chief Executive Officer of Xpedite Systems, Inc., and a director of Technologies. His business address is 1 Industrial Way, Eatontown, New Jersey 07724.

       Curtis L. Garner is President of Communications. His business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 600, Atlanta, Georgia 30326.

       Daniel E. Mell is Chief Financial Officer of Communications. His business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 600, Atlanta, Georgia 30326.

       Raymond H. Pirtle, Jr. is a Director of Technologies, and Managing Director of SunTrust Equitable Securities Corporation. His business address is 800 Nashville City Center, 511 Union Street, Nashville TN, 37219.

       George W. Baker is a Director of Technologies. He is President, Director and Chief Executive Officer of Taco Tico, Inc. His business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 600, Atlanta, Georgia 30326

       Eduard J. Mayer is a Director of Technologies, and President of Acorn Ventures Inc. His business address is 65 Queen Street West, Suite 1404, Toronto, Canada, M5H2M5.

       (d)(e) None of the foregoing executive officers and directors have, during the last five years, been convicted in a criminal proceeding or have been a party to a civil proceeding of a judicial or administrative body and, as a result, subject to any type of sanction under federal or state securities law.

       (f) All of the foregoing executive officers and directors are citizens of the United States of America, with the exception of Daniel E. Mell and Eduard
J. Mayer, who are citizens of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

       The consideration (in the amount of $6,105,093.15) used by the Reporting Persons to acquire 61,050 shares of Series A Preferred Stock ( the "Preferred Shares") from the Issuer on March 31, 1998, was obtained from the Reporting Persons' working capital. The Preferred Shares are currently convertible into 587,302 shares of the Issuer's Common Stock, pursuant to the terms and conditions contained in the Certificate of Designation attached as (Exhibit 1).



ITEM 4.  PURPOSE OF THE TRANSACTION.
         --------------------------

       The Reporting Persons acquired the Preferred Shares, which are currently convertible into 587,302 shares of Common Stock, for investment purposes. Other than as provided for in the Certificate of Designation (Exhibit 1), the Reporting Persons have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a)-(j) of Schedule 13D.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

       (a)(b) The Reporting Persons presently beneficially own 61,050 Preferred Shares, which are convertible into 587,302 shares of Common Stock of the Issuer, pursuant to the terms and conditions contained in the Certificate of Designation (Exhibit 1). Such shares of Common Stock represent approximately 8.53% of the Issuer's outstanding shares of Common Stock as of March 31, 1998, based on 6,878,298 shares outstanding, which was the number of shares represented by Issuer to be outstanding in connection with the purchase of the Preferred Shares. The Reporting Persons have the sole power to vote and dispose of these shares.

       (c)-(e)  Not applicable.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

       See Certificate of Designation, (Exhibit 1), whereby DigiTEC 2000, Inc. authorized Series A Preferred Stock with certain rights as to voting, conversion, and redemption.

       See Investor Agreement, (Exhibit 2), whereby Issuer, Premiere and Frank
C. Magliato agree that Premiere shall have certain rights of inclusion upon a proposed transfer of shares of Common Stock of the Issuer by Frank G. Magliato.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

       Exhibit 1: Certificate of Designation of Series A Preferred Stock, filed with the Secretary of State of Nevada on March 31, 1998.

       Exhibit 2: Investor Agreement by and among DigiTEC 2000, Inc., Frank C. Magliato and Premiere Communications, Inc., dated March 31, 1998.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    April 9, 1998
         -------------


Premiere Communications, Inc.

/s/ Patrick G. Jones
------------------------------------
By: Patrick G. Jones
Title:  Senior Vice President



Premiere Technologies, Inc.



/s/ Patrick G. Jones
------------------------------------
By: Patrick G. Jones
Title:  Senior Vice President